EXHIBIT 99.1

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The Thomson Corporation
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News Release

Media Contact:	Investor Contact:

Jason Stewart Vice President, Media Relations (203) 539-8339 jason.stewart@thomson.com	Frank J. Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson to Sell Thomson Learning Higher Education Assets to Funds Advised by Apax Partners and OMERS Capital Partners for Combined Total Value of US$7.75 Billion

(All amounts are in U.S. dollars)

STAMFORD, Conn., May 11, 2007 – The Thomson Corporation (NYSE: TOC; TSX: TOC), a leading global provider of information services to business and professional customers, today announced that it has signed definitive agreements with funds advised by Apax Partners (Apax) and OMERS Capital Partners (OMERS) under which such funds will acquire the higher education, careers and library reference assets of Thomson Learning, and a consortium of funds advised by OMERS and Apax will acquire Nelson Canada, for a combined total value of approximately $7.75 billion in cash. The transaction is expected to close in the third quarter of this year and is subject to regulatory approvals and other customary closing conditions.

The higher education, careers and library reference assets include such well-known brands and businesses as: Wadsworth, Delmar Learning, Gale, Heinle, Brooks/Cole and South-Western. Nelson Canada, a leading provider of books and online resources for the educational market in Canada, will be majority-owned by OMERS.

This sale is part of Thomson’s previously announced strategy to sell the assets of its Learning business to enable Thomson to pursue opportunities better aligned with its growth strategy and business model. On October 25, 2006, Thomson announced its intention to sell its Thomson Learning businesses, including those serving the higher education, careers, library reference, corporate e-learning and e-testing markets, via three independent sales processes.

Morgan Stanley and RBC Capital Markets are financial advisors to Thomson on the sale. Evercore Partners Incorporated and Atlas Advisors are financial advisors to Apax and OMERS on the acquisition. Acquisition finance was provided by The Royal Bank of Scotland, JPMorgan, Citigroup, UBS and The Royal Bank of Canada.

The Thomson Corporation

The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers. With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare. The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

Apax Partners

Apax is one of the oldest and largest private equity firms in the world with more than $30 billion under global management. Apax has offices in the United States, United Kingdom, Germany, France, Sweden, Spain, India, Italy, Israel, and Hong Kong and over 120 investment professionals worldwide. Apax invests in five key sector areas: media, technology/telecom, retail/consumer, healthcare and business/financial services. Over the past 10 years, Apax has been one of the most active investors in media and communications with over $4 billion of equity invested. Recent investments include TDC ($17.6 billion enterprise value), Intelsat ($5.0 billion), CME ($3.0 billion), Yell Group ($3.0 billion), VNU World Directories ($2.6 billion) and Hit Entertainment ($1.0 billion).

OMERS

OMERS is a multi-employer pension plan established in 1962 and is one of the largest and most sophisticated asset management entities in Canada. As one of Canada’s largest pension plans, OMERS provides pension services to about 372,000 active and retired members and almost 900 employers. With over Cdn $48 billion in assets and a global mandate, OMERS invests actively and directly in a wide range of securities including public equity, real estate, infrastructure and private equity. OMERS has a 10% allocation to the private equity asset class and currently has investments in excess of Cdn $2.5 billion. As manager of the private equity portfolio, OMERS Capital Partners Inc. continues to seek attractive investments on a global basis which will help meet the pension obligations of its members.

This news release includes forward-looking statements, such as the Corporation’s beliefs and expectations that the sale of the higher education assets will close in the third quarter. These statements are based on certain assumptions and reflect the Corporation’s current expectations. No assurance can be given that the sale will be completed within the time period specified in this release, or at all. All forward-looking statements in this news release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations include the need to obtain regulatory approvals and satisfy conditions to closing. Additional factors are discussed in the Corporation’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation’s latest annual information form, which is also contained in its most recently filed annual report on Form 40-F. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.